KAD
3/5

[redacted]

10029508

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bloomberg Tradebook LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

731 LEXINGTON AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KIM BANG 212-617-2617
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10006 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KIM BANG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLOOMBERG TRADEBOOK LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

NANCY A. RODRIGUEZ
Notary Public, State of New York
No. 01RO4910948
Qualified in Queens County
Certificate Filed in NY County
Commission Expires May 18, 20 11

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bloomberg Tradebook LLC

Statement of Financial Condition

As of December 31, 2009

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of
Bloomberg Tradebook LLC:

In our opinion, the accompanying statement of financial condition present fairly, in all material respects, the financial position of Bloomberg Tradebook LLC (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition.

PricewaterhouseCoopers LLP

February 26, 2010

BLOOMBERG TRADEBOOK LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS	
Cash and cash equivalents	$68,196,054
Cash segregated under federal and other regulations	11,187,745
Receivable from brokers and dealers, net of allowance of $502,979 (Note 5)	14,049,743
Receivable from affiliates	8,054,251
Securities owned, at fair value	4,999,321
Deferred tax assets	525,560
Other assets	1,061,610
TOTAL ASSETS	$108,074,284
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Deferred soft dollars payable	$10,098,380
Accounts payable and accrued expenses	6,636,596
Payable to affiliates	11,687,539
Deferred compensation	10,467,394
TOTAL LIABILITIES	38,889,909
Contingencies and guarantees (Note 9)	
MEMBERS' EQUITY	69,184,375
TOTAL LIABILITIES AND MEMBERS' EQUITY	108,074,284

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION AND NATURE OF BUSINESS

Bloomberg Tradebook LLC (the "Company"), a Delaware Limited Liability Company, was established on March 28, 1996, and commenced operations on December 12, 1996. Bloomberg LP ("Bloomberg" or "Partnership"), a Delaware Limited Partnership, is the managing member and owns 99% of the Company. Bloomberg T-Book Inc., a Delaware Corporation, is also a member and owns 1% of the Company. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company was formed to provide customers of the Bloomberg Financial Information Network ("BLOOMBERG PROFESSIONAL"), which is owned and operated by Bloomberg, with an automated trade execution, clearance and settlement system ("Tradebook System") for multiple asset classes. The Tradebook System currently processes equities, futures and options securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. The most significant estimates in the financial statement are the allowance for doubtful accounts, deferred taxes and deferred compensation. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains cash and cash equivalents with a major, high-credit quality, financial institution.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Owned at Fair Value

All "securities owned at fair value" are reflected in the Statement of Financial Condition at fair value on a trade date basis.

Deferred Soft Dollars Payable

When a customer's commission payments exceed its commitment, a liability is established for future research and research related services owed to that customer. These amounts are typically disbursed within the Company's normal operating cycle.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

3. FAIR VALUE MEASUREMENT

ASC 820 (*Fair Value Measurements and Disclosures*) defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Financial assets and liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (examples include active exchange-traded equity securities).

3. FAIR VALUE MEASUREMENT (continued)

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for identical or similar assets or liabilities in active or non-active markets (examples include corporate and municipal bonds, which trade infrequently); and

b) Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate swaps and forward currency contracts).

Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include valuations based on internally generated data).

As required by ASC 820, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. Thus, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Gains and losses for such assets and liabilities categorized within Level 3, if any, may include changes in fair value that are attributable to both observable inputs (Levels 1 and 2) and unobservable inputs (Level 3).

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of certain financial assets or liabilities. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in/out of the Level 3 category as of the beginning of the quarter in which the reclassifications occur.

To determine the fair values, the Company uses the market approach which uses observable prices and other relevant information generated by market transactions for identical securities held by the Company or comparable publicly traded securities with similar characteristics.

3. FAIR VALUE MEASUREMENT (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009.

	(Level 1)	(Level 2)	(Level 3)	Total
Assets				
Securities:				
U.S. treasury bill*	$ 4,993,586	$ -	$ -	$ 4,993,586
Equities	5,735	-	-	5,735
Total assets	$ 4,999,321	$ -	$ -	$ 4,999,321

**The U.S. treasury bill security owned is held on deposit at one of the Company's clearing brokers.*

4. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

At December 31, 2009, cash of $11,187,745 is segregated in a special reserve bank account similar to those accounts established under a Securities Exchange Act Rule 15c3-3 (k)(2)(i) exemption and represent funds accruing to customers as a result of "soft dollar" transactions.

5. RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATION

Amounts receivable from broker-dealers and clearing organizations at December 31, 2009, consist of the following:

Receivable from clearing brokers	8,145,213
Accrued commissions (unbilled)	5,872,635
Other	31,895
	$ 14,049,743

6. DEFERRED COMPENSATION

The Company provides non-executive employees with compensation under various deferred compensation plans.

Effective January 1, 2009, the Company introduced a new compensation plan to all non-executive employees to enhance the overall compensation plan. The new components are supplemental to the Equity Equivalency Certificate ("EEC") program which rewards participants based on company performance. Additions to the plan include an annual cash bonus linked to departmental performance and achievement of individual goals, and a long term incentive program (LTIP) with variable award amounts equal to a percentage of employees' total average annual compensation over the life of the LTIP. The LTIP is based on the Partnership's achievement of a revenue goal, and the payout amounts are linked to the timing of the achievement of this goal. The LTIP is accounted for using the sinking fund method, discounted using the rate of return on high-quality, fixed-income investments currently available whose cash flows match the timing and amount of the expected payout.

Certain employees also receive deferred compensation in the form of EECs issued in a grant letter. Each certificate is valued at the greater of $30.30, or the increase in the Partnership's terminal installations (for which customers are being charged at least $700 per month) over a one-year valuation period, multiplied by $0.0303 plus a variable amount based on growth in non-terminal revenues during the valuation period. The value of the certificate accrues interest at an annual interest rate between 7% and 10% calculated from the end of the valuation period through the month preceding the month in which vesting occurs. Effective July 2009, the minimum value of all outstanding certificates was re-valued to $100.00, retroactive to the certificates' issuance dates. Certificates receiving the new minimum value do not accrue interest.

An employee's rights vest under this plan one month succeeding the month which is 12 or 24 months from the issuance date. Actual consideration for the value of the grant is due on the day the employee's rights vest under this plan. Effective July 2009, the vesting period for outstanding certificates was changed to a common date in the first quarter of 2010. All future issuances of certificates will be granted in January of each year and will vest over 12 months. The certificates will be paid in the first quarter of the following year.

Although consideration earned on all certificates may be paid in either cash or partnership units, at the discretion of the Partnership's parent, the Company historically settled the liabilities in cash. The grants are non-assignable and all rights granted to the employee are forfeitable if the employee does not remain employed from the date of the agreement through, and including, the vesting date.

6. DEFERRED COMPENSATION (continued)

The Company accounts for EECs in accordance with ASC 710-10, (*Compensation*). In determining the compensation cost to be recognized over the vesting period, the Company estimates at each reporting date the forecasted value of the grant awards. The forecasted value is amortized evenly over the vesting or service period of each grant, net of an allowance of estimated forfeitures.

7. UNINCORPORATED BUSINESS TAX

The Company is a limited liability company, which is treated as a partnership for tax purposes. As a result, the income or loss of the Company is includable in the federal and state tax returns of the respective members. The Company is required to pay New York City Unincorporated Business Tax ("UBT").

UBT is accounted for using the asset and liability method pursuant to ASC 740 (*Income Taxes*). Deferred taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future year's differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The components of the deferred tax assets are as follows:

Deferred tax assets:	
Deferred compensation	$ 414,948
Unrealized loss on investment	90,039
Allowance for doubtful accounts	20,120
Unrealized foreign currency loss	453
Total	$ 525,560

8. RELATED PARTY TRANSACTIONS

Bloomberg licenses the use of the BLOOMBERG PROFESSIONAL to the Company and provides certain services to the Company, pursuant to a license and services agreement. These services include management and operation of the Tradebook System, administration, management, office space, and other services including, but not limited to, management information systems, telecommunications, accounting and financial services, legal and other support. In consideration, the Company must pay Bloomberg a license fee equal to 34% of the Company's Net Operating Income (as defined in the licenses and services agreement), but only to the extent that Tradebook has current Net Operating Income and such fee does not reduce the Company's net capital below the minimum net capital required by the FINRA.

In addition, the Company must pay Bloomberg a terminal rebate fee, equal to discounts received by customers on Bloomberg products. The Company also reimburses Bloomberg for expenditures that Bloomberg incurs on behalf of the Company. At December 31, 2009, $7,836,698 is due from Bloomberg, which is included in "receivable from affiliates" in the Statement of Financial Condition.

The Company also receives marketing services from certain Bloomberg subsidiaries. Pursuant to the service agreements, the Company must pay each affiliate a fee for such services, equal to the product of .50 times 110% of the operating costs. Other affiliates pay the remaining portion of the expenses reimbursement.

At December 31, 2009, $318,684 related to these service agreements is due and included in "payable to affiliates" in the Statement of Financial condition. In addition, the Company must be reimbursed for any excess fees provided to such affiliates. At December 31, 2009, $217,553 related to the service agreements is due and included in "receivable from affiliates" in the Statement of Financial Condition.

The Company receives executing and clearing services from an affiliate broker-dealer. As part of the arrangement, the affiliate collects commissions on behalf of the Company on settled trades. At December 31, 2009, the Company has a balance of $8,108,878 included in "payable to affiliates" in the Statement of Financial Condition.

The Company also provides executing and clearing services to another affiliate broker-dealer. As part of the arrangement, the Company collects commissions on behalf of an affiliate on settled trades. At December 31, 2009, $3,256,156 of commissions, net of expenses, is due to the affiliate and included in "payable to affiliates" in the Statement of Financial Condition.

Due to the above related party transactions, the financial position of the Company may differ from those that may have been achieved had the Company operated autonomously or as an entity independent of Bloomberg and its affiliates.

9. CONTINGENCIES AND GUARANTEES

ASC 460 *(Guarantees)* requires the Company to disclose information about its obligations under certain guarantee arrangements.

Indemnifications

In the normal course of business, the Company's business activities involve the introduction of securities transactions originating on the BLOOMBERG PROFESSIONAL service or approved computer-to-computer interfaces that are executed, cleared and settled by the clearing brokers. These transactions are subject to the credit risk of counterparties or customer non-performance. Pursuant to certain clearing agreements, the Company may be required to reimburse its clearing agents, without limit, for any losses due to any counterparty's failure to satisfy is contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. There was no liability recorded at December 31, 2009 for customer non performance.

In addition, the Company has the right to pursue collection or performance from its customers who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all customers with which it conducts business.

Pursuant to a transaction agreement, the Company is responsible for direct loss or damage incurred by customers of the BLOOMBERG PROFESSIONAL in the event of errors in transmission and/or processing caused by the BLOOMBERG PROFESSIONAL. The Company's liability is limited by the terms stated in the customer agreement. The Company maintains an insurance policy that provides protection against certain losses incurred in connection with the Company's normal business activities.

The Company provides representations and warranties to other counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on experience, the Company expects the risk of loss to be remote. As such, the Company believes that the fair value of such warranties is not material.

9. CONTINGENCIES AND GUARANTEES (continued)

Guarantees

Pursuant to a clearing service agreement, the Company has issued a guarantee in favor of a third-party service provider for the prompt payment and settlement of security transactions processed by an affiliate. The amount of the guarantee is limited to an amount by which $150,000,000 exceeds the tangible net worth of that affiliate as of the date of enforcement. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there are no amounts to be indemnified to the guaranteed party at December 31, 2009.

10. DISTRIBUTIONS

The Company recognizes distributions when declared. During the year ended December 31, 2009, the Company declared and distributed $45,000,000 to its members. All distributions when made are in proportion to the members' equity.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. The Company computes net capital under the alternative method, which requires that the maintenance of net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit items arising from customer transactions, as defined. At December 31, 2009, the Company had net capital of $49,228,126 and its net capital requirement was $250,000.

The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii), because it does not carry security accounts for customers or perform custodial functions related to customer securities. The Company also claims exemption from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(i), because it maintains a special reserve account for the benefit of customers.

BLOOMBERG TRADEBOOK LLC

SUPPLEMENTAL SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL	
Members' Equity	$69,184,375
Deductions:	
Non-allowable assets:	
Receivable from brokers and dealers, greater than 30 days	10,289,000
Receivable from affiliates	8,054,251
Deferred tax assets	525,560
Other assets	1,061,610
NET CAPITAL BEFORE HAIRCUTS	49,253,954
Haircuts on Securities:	
U.S. government	24,968
Stocks and warrants	860
TOTAL HAIRCUTS	25,828
NET CAPITAL	49,228,126
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT	
Minimum net capital required (the greater of $250,000 or 2% aggregate debits arising from customer transactions)	$250,000
EXCESS NET CAPITAL	$48,978,126

There are no material differences between this computation of Net Capital and the corresponding computation prepared by the Company for inclusion in its January 27, 2010 unaudited PART II FOCUS Report as of December 31, 2009.

BLOOMBERG TRADEBOOK LLC

SUPPLEMENTAL SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraphs (k)(2)(i) and (k)(2)(ii) of that Rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Members of Bloomberg Tradebook LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Bloomberg Tradebook LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") , we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11);
2. Determining compliance with the exemptive provisions of Rule 15c3-3, and
3. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17:
4. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

Because the Company does not carry security or commodity accounts for customers or perform custodial functions relating to customer securities or commodity accounts; we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

2. Making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and
3. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate

for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors
Bloomberg Tradebook LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Bloomberg Tradebook LLC ("the Company") for the period from April 1, 2009 through December 31, 2009, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows: The amount in 2b, $60,445 was paid in two amounts, $150 and $60,295. The $150 was paid via wire transfer which cleared the Company's bank statement on February 18, 2009, the $60,295 was paid by wire transfer which cleared the Company's bank statement on August 14, 2009. The amount in 2F, $131,500 was paid via wire #29075135 on February 26, 2010. No differences noted.

2. Compared the Total Revenue amount of $ 165,407,548 reported on page 3 of the audited financial statements for the year ended December 31, 2009 less the total revenue amount of $48,362,344 reported on the Company's Focus Report for the period from January 1, 2009 to March 31, 2009 as applicable, with the Total revenue amount of $117,045,205 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. No differences noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

    a. Compared the deduction amount reported on page 2, item 2c, 1 of Form SIPC - 7T in the amount of $13,487,777 to the amount listed in "SIPC Futures Revenue Report" provided by Geller & Co Financial Control Department, related to the floor brokerage and clearance paid to other SIPC members in connection with securities transactions. No differences noted.

b. Compared the deduction amount reported on page 2, item 2c, 3 of Form SIPC-7T in the amount of $26,779,414, to the amount listed in "SIPC Expense Report" provided by Geller & Co Financial Control Department of total commissions, floor brokerage and clearance fees paid to other SIPC members in connection with securities transactions. There were no differences noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $76,778,014 and $191,945, respectively of the Form SIPC-7T. No differences noted.

   b. Recalculated the mathematical accuracy of the total revenues from transactions in security futures products on page 2, line 2c, 1 based off the "SIPC Futures Revenue Report" provided by Geller & Co Financial Control Department of $13,487,777, by subtracting the revenue earned during the period January 1, 2009 to March 31, 2009 from the full year amount. No differences were noted.

   c. Recalculated the mathematical accuracy of the total commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions on page 2, line 2c, 3 based off the "SIPC Expense Report" provided by Geller & Co Financial Control Department of $26,779,414, by subtracting the fees paid to SIPC members revenue earned during the period January 1, 2009 to March 31, 2009 from the full year amount. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the management of Bloomberg Tradebook LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 26, 2010

SIPC-7T
(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

SIPC-7T
(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Bloomberg Tradebook LLC
731 Lexington Avenue
New York, NY 10022-1331

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 191,945

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (60,445)
2/2009 + 8/2009
Date Paid

C. Assessment balance due 131,500

D. Interest computed on late payment (see instruction E) for______days at 20% per annum -0-

E. Total assessment balance and interest due (or overpayment carried forward) $ 131,500

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 131,500

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bloomberg Tradebook LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 26 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 117,045,205
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	13,487,777
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	26,779,414
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	40,267,191
2d. SIPC Net Operating Revenues	$ 76,778,014
2e. General Assessment @ .0025	$ 191,945

(to page 1 but not less than $150 minimum)